Exhibit 10.2

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is effective this 28th day of December, 2012 (the “Date of this Agreement”), by and between HOWARD R. LEVINE (“Employee”) and Family Dollar Stores, Inc., and its successors, subsidiaries and affiliated companies (collectively, the “Company”). For and in consideration of the premises, the mutual covenants and agreements hereinafter contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending to be legally bound, hereby agree and covenant as follows.

1. Recitals. Employee and the Company recite the following:

A. Employee has heretofore been employed by the Company in a position of senior management up to and through the Date of this Agreement, pursuant to a previous contract of employment, effective October 7, 2008, (the “Previous Employment Agreement”), and, understanding and accepting the terms and conditions of Employee’s employment as set forth herein, desires to continue to be employed by the Company under the terms and restrictions as set forth herein.

B. The Company desires to obtain the agreement of Employee to certain restrictive covenants and other provisions as set forth herein in exchange for Employee’s receipt of good and valuable consideration to which Employee was not previously entitled, including without limitation: (i) the Company’s agreement to provide certain severance payments as described herein; (ii) an increase in Employee’s rate of base salary as of the date of this Agreement, retroactively effective as of October 14, 2012; (iii) an award opportunity under the

Company’s Incentive Bonus Plan for the fiscal year beginning August 26, 2012; (iv) an award of Performance Share Rights under the 2006 Incentive Plan for the 3-year performance period commencing August 26, 2012; and (v) an award of stock options under the 2006 Incentive Plan with a grant date of October 9, 2012.

C. Notwithstanding any provision of this Agreement, the Company and Employee agree that Employee’s employment with the Company is “at will” and may be terminated at any time with or without “Cause” without any liability or obligation of the Company except as expressly set forth herein.

D. This Agreement revokes and supersedes all prior or contemporaneous employment agreements, representations, promises and understandings, whether written or oral, between the parties related to the subject matter herein, including without limitation the Previous Employment Agreement.

2. Definitions. When used in this Agreement the following terms and provisions shall have the meanings set forth herein:

A. “Cause” — “Cause” means any of the following acts by Employee: (a) gross neglect of duty that is materially harmful to the business or reputation of the Company; (b) intentionally engaging in any activity that is materially harmful to the business or reputation of the Company; (c) engaging in any action involving moral turpitude; (d) conviction of (or plea of nolo contendere to) a felony, or of a misdemeanor where active imprisonment is imposed; (e) falsification of any Company records or engaging in any misappropriation, fraud, breach of fiduciary duty or dishonesty that is materially harmful to the business or reputation of the Company; (f) disclosure of the Company’s confidential or proprietary information in violation of this Agreement or applicable law that either is willful or is materially harmful to the business or reputation of the Company; (g) Employee’s failure to comply with reasonable written directives of the Board of Directors of the Company that is not remedied within thirty (30) days after receipt of written notice from the Board of Directors specifying such failure and referring to this Agreement; (h) chronic and unexcused absenteeism that is materially harmful to the business or reputation of the Company; (i) willful or intentional violation of any law or regulations to which the Company is subject; (j) failure to comply with the material terms of this Agreement that is not remedied within thirty (30) days after receipt of written notice from the Board of Directors specifying such failure and referring to this Agreement; (k) the willful and material violation of the Company’s policies, including its Code of Ethics, that is materially harmful to the business or reputation of the Company; and (l) the willful failure to reasonably cooperate with any investigation authorized by the Board of Directors of the Company that is not remedied within thirty (30) days after receipt of written notice from the Board of Directors specifying such failure and referring to this Agreement. Employee’s employment shall not be terminated for Cause until Employee has been provided written notice from the Board specifying the Cause grounds and basis therefor, the Employee has an opportunity to be heard before a quorum of the Board, and, after such hearing, a majority of the full Board has voted to terminate Employee’s employment for Cause. For purposes of this Paragraph 2.A, no conduct shall be considered “willful” if Employee acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and had no reasonable cause to believe that his conduct was in violation of the relevant policy, directive, regulation, or law. For purposes of this Paragraph 2.A, conduct (whether by commission or omission) “that is materially harmful to the business or reputation of the Company” includes but is not limited to conduct constituting a breach of fiduciary duty under applicable law.

B. “Change in Control” — Change in Control shall have the meaning set forth in the last paragraph of Section 2.1(f) of the 2006 Incentive Plan and in Section 409A of the Code.

C. “Code” — Code means the Internal Revenue Code of 1986, as amended from time to time, and includes a reference to the underlying final regulations.

D. “Company’s Business” — The Company’s Business means the operation of multi-merchandise retail stores, the majority of which stores each have 25,000 square feet or less of total selling space, and that sell or that offer for sale basic merchandise for family and home needs, including perishable and non-perishable goods.

E. “Competitor” — Competitor means:

(i) any of the following entities: Dollar General; Dollar Tree; Fred’s; Big Lots; 99 Cent Stores; Walgreens; CVS; Rite Aid; Wal-Mart; Kmart; Five Below; and Target;

(ii) any person or entity who owns or operates multi merchandise retail stores that have 25,000 square feet, or less, of total selling space, and that sell, or offer for sale, merchandise that is the same or substantially similar to merchandise sold or offered for sale by the Company; and/or

(iii) any person or entity who owns or operates or has developed plans to own or operate multi-merchandise retail stores that have 25,000 square feet, or less, of total selling space, and that will sell, or offer for sale, merchandise that is the same as or substantially similar to merchandise offered for sale by the Company.

F. “Confidential Company Information” — Confidential Company Information means, unless otherwise available to the public (provided the information has not become available to the public as a result of any unauthorized action on the part of Employee) (i) any and all information relating to the Company’s methods of operation, source of merchandise supply, organizational details, personnel information (including, but not limited to, information related to employee compensation), marketing plans, marketing assessments, business plans, strategic plans, forecasts, or financial information or data; (ii) any and all information relating to the Company’s real estate activities including, but not limited to, landlords, prospective landlords, and lease data; (iii) the specific terms of the Company’s agreements or arrangements with any officers, directors, employees, vendors, suppliers, or any other entity with which the Company may be affiliated from time to time, including, but not limited to, the value of any consideration provided or received by the Company or the expiration date of any such agreement or arrangement; and (iv) any and all information of a technical or proprietary nature developed by or acquired by the Company or made available to the Company and its employees by vendors, suppliers, contractors, or other employees of the Company, on a confidential basis, including, but not limited to, ideas, concepts, designs, specifications, prototypes, techniques, technical data or know-how, formulae, methods, research and development, and inventions, as such Confidential Company Information may exist from time to time and whether in electronic, print or other form and all copies, notes, or other reproductions thereof.

G. “Disability” — Disability shall mean any physical or mental impairment that prevents Employee, with or without reasonable accommodation, from performing for a period of 120 days during any twenty-four-month period (whether or not consecutive) the essential functions of his position as Chief Executive Officer, including such reasonable duties and responsibilities commensurate with that position as the Board of Directors of the Company may assign to Employee.

H. “Employee’s Termination Date” — Employee’s Termination Date means the date of Employee’s termination of employment with the Company, regardless of: (i) the date, cause, or manner of such termination of employment; (ii) whether such termination is with or without Cause or is a result of Employee’s resignation; or (iii) whether the Company provides severance benefits to Employee under this Agreement.

I. “Good Reason” — Good Reason means any of the following conditions (each a “Condition”) that arises without the consent of Employee and the condition has not been cured as set out below:

i. A material diminution in Employee’s base compensation.

ii. A material diminution in Employee’s authority, duties, or responsibilities (including the Employee no longer reporting solely and directly to the Board of Directors of the Company).

iii. A material diminution in the budget over which Employee retains authority.

iv. Requiring Employee to relocate his place of employment more than 25 miles from Mecklenburg County, North Carolina.

v. Any other action or inaction that constitutes a material breach by the Company of this Agreement.

Within forty-five (45) days of Employee’s knowledge of the initial existence of the Condition (or the date on which Employee reasonably would be expected to have knowledge of the initial existence of the Condition), Employee must provide notice to the Company of the existence of the Condition, and the Company shall have forty-five (45) days following receipt of such notice to cure the Condition. If the Condition is cured within forty-five (45) days of such notice, Employee is not entitled to any payment as the result of a termination of employment based on that occurrence of the circumstances that would otherwise constitute Good Reason. If the Condition is not cured within forty-five (45) days following such notice, Employee may resign from employment for Good Reason.

J. “Incentive Bonus Plan” — Incentive Bonus Plan means the annual cash incentive bonus plan established pursuant to the Guidelines for Annual Cash Bonus adopted under the 2006 Incentive Plan.

K. “Restricted Territory” — Restricted Territory means any state in the United States of America, or any state in Mexico, in which: (i) the Company is conducting the Company’s Business on Employee’s Termination Date; (ii) the Company is conducting the Company’s Business on the Date of this Agreement; or (iii) the Company has existing plans to conduct the Company’s Business on Employee’s Termination Date and Employee has knowledge, or should have knowledge, of such Company plans. For purposes of this definition, the District of Columbia and each of any commonwealths, territories, or possessions of the United States shall be regarded as a “state of the United State of America.”

L. “Target Bonus” — Target Bonus means Employee’s “target bonus” for the applicable fiscal year within the meaning of the Incentive Bonus Plan.

M. “Trade Secret” — Trade Secret means any item of Confidential Company Information that constitutes a trade secret under the common law or statutory law of the State of Delaware or the State of North Carolina, namely N.C. Gen. Stat. §§ 66-152 et seq., but such definition of “Trade Secret” shall not alter either the Company’s rights or Employee’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.

N. “2006 Incentive Plan” — 2006 Incentive Plan means the Family Dollar Stores, Inc. 2006 Incentive Plan, as in effect from time to time, as amended, or any successor to such plan.

3. Employment. The Company hereby continues the employment of Employee and under the terms, conditions and restrictions as set forth herein, effective as of the Date of this Agreement, and Employee hereby accepts such employment.

4. Position, Duties and Responsibilities. Employee shall serve as Chairman of the Board and be employed as Chief Executive Officer of the Company and shall perform such reasonable duties and responsibilities commensurate with that position as the Board of Directors of the Company may, from time to time, assign to Employee. Employee agrees to accept this employment and to devote his full working time and attention and his reasonable best efforts, ability and fidelity to the performance of the duties attaching to such employment. In addition, the Company shall nominate Employee for election to the Board of Directors as a member of the management slate at each annual meeting of stockholders during the of term of Employee’s employment with the Company, and Employee shall serve as a director and officer of the Company or any of its constituent entities, if appropriately elected. During the period of his employment, Employee shall not, for remuneration or profit, directly or indirectly, render any service to, or undertake any employment for, any other person, firm or corporation, whether in an advisory or consulting capacity or otherwise, without first obtaining the approval of the Board of Directors of the Company. Notwithstanding the preceding, it shall not be a violation of this Agreement for Employee to (i) serve on industry trade boards or committees, (ii) deliver lectures or fulfill speaking engagements, or (iii) manage personal investments or engage in community activities, so long as such services or activities do not interfere with Employee’s duties and responsibilities under this Agreement.

5. Compensation.

A. In consideration of the services to be rendered by Employee pursuant to this Agreement, the Company shall pay, or cause to be paid, to Employee a base salary as established by the Board of Directors of the Company. From and after the Date of this Agreement, and retroactively effective as of October 14, 2012, unless otherwise adjusted as provided below, Employee shall be paid an annual base salary of One Million One Hundred and 00/100 Dollars ($1,100,000.00). The base salary shall be reviewed annually by the Board in connection with its annual review of executive compensation, unless Employee’s employment shall have been terminated earlier pursuant to this Agreement, to determine if such base salary should be increased for the following year in recognition of services to the Company. The salary shall be payable at such intervals in conformity with the Company’s prevailing practice as such practice shall be established or modified from time to time. Employee’s salary shall only be decreased if the decrease is commensurate with a reduction in compensation for the executive management team and is made effective by the Board of Directors following consultation with Employee.

B. In addition, Employee shall be entitled to:

i. Participate in the Company’s Incentive Bonus Plan, as it may be amended or modified in any respect, including achievement of established goals, as Chairman of the Board (if applicable) and Chief Executive Officer. Employee acknowledges that he has received a copy of the form of the Incentive Bonus Plan and related guidelines for the operation of such Plan and is familiar with the terms and conditions thereof. Nothing contained herein shall limit the Company’s right to alter, amend or terminate the Incentive Bonus Plan at any time for any reason.

ii. Participate in any group life insurance plan, group health, disability or accident plan, vacation plan, and retirement plan or other benefit plan or arrangement which the Company has or may from time to time hereafter establish for the benefit of its employees upon satisfaction of all Company policies regarding participation in any such plan or arrangement; provided, however, that such participation by Employee must be permissible under such plan or arrangement and able to be implemented without inordinate expense.

iii. Participate in the Company’s long-term incentive plans and arrangements established for its senior executives, and the Board of Directors (or the appropriate committee of the Board of Directors) shall grant Employee future equity incentives (and other long-term incentives) commensurate with his status as Chief Executive Officer of the Company taking into consideration Employee’s performance, the Company’s performance, and the

Company’s equity incentive grants (and other long-term incentive grants) for other senior executives of the Company.

iv. Participate in or receive benefits under any employee benefit plan or other arrangement made available by the Company to other senior executives of the Company, on terms at least as favorable as those on which any other senior executive of the Company shall participate; provided, however, that Employee shall be entitled to no less than five weeks of paid vacation each calendar year, exclusive of Company holidays, which if not used in a particular year will be forfeited and not carried over or accumulated from year to year and which will be forfeited and not paid out at the end of employment.

C. The Company shall withhold all appropriate income and employment taxes from any compensation or other payments otherwise due to Employee hereunder.

D. Employee shall be expected to incur various reasonable business expenses customarily incurred by persons holding like positions, including but not limited to traveling, entertainment and similar expenses incurred for the benefit of the Company. The Company shall reimburse Employee for such expenses in accordance with and subject to the Company’s policies regarding business expense reimbursement, as they may exist from time to time.

E. The Company shall provide Employee with directors’ and officers’ insurance coverage to the same extent as provided to other senior executives and directors of the Company. The Company shall also indemnify and hold Employee harmless and advance litigation expenses to Employee for acts and omissions in Employee’s capacity as an officer or employee of the Company in the same manner as provided for Directors under the Form of Indemnity Agreement attached as Exhibit 10.1 to the Form 8-K filing signed by the Company on

November 21, 2008, as that Form of Indemnity Agreement may be amended from time to time for the indemnification of Directors. Employee is already, in his capacity as a Director, party to that Agreement. All such rights extended to Employee in his capacity as an officer, employee or Director shall continue as to the Employee even if he has ceased to be an officer, employee or Director of the Company and shall inure to the benefit of Employee’s heirs, executors and administrators.

F. Employee shall have the use of the Company’s airplane(s) for any and all business related travel. In addition, in recognition of the personal security, safety and efficiency issues associated with the use of alternative transportation, Employee shall have the non-exclusive right to use of the Company’s airplane(s) for personal travel for himself and/or his family and guests with such limits and/or conditions as may be reviewed and established from time to time by the Board or its designated committee; provided (1) that any changes from the practice in place for Employee as of the date of this Agreement shall be made only after consultation with Employee, (2) that the Company shall impute income to Employee as taxable compensation as required by the Code with respect to such usage, and (3) that the Company is under no obligation to increase its number of airplanes or to charter additional airplanes for this purpose.

6. Severance Upon Termination Without Cause, Not Within Two Years Following a Change in Control. Subject to the provisions of this Agreement, in the event of the termination of Employee’s employment (a) by the Company without Cause, (b) by Employee for Good Reason, (c) following Employee’s Disability or (d) upon Employee’s death, in each case prior to a Change in Control or more than twenty-four (24) months after a Change in Control, the Company shall provide Employee with the following severance benefits:

(i) The Company shall continue the payment of Employee’s base salary in effect on Employee’s Termination Date for a period of thirty (30) months. Such salary continuation payments shall be paid in a series of substantially equal installments in accordance with the regular payroll practices of the Company as in effect as of Employee’s Termination Date over said period, commencing on the sixtieth (60th) day following Employee’s Termination Date (except as otherwise required by paragraph 19), and the first such payment shall include all of the base salary payments that would otherwise have been paid during the period starting on the Termination Date and ending on the sixtieth (60th) day following the Termination Date. Such salary continuation payments shall not be considered eligible compensation under any of the Company’s employee benefit plans. The salary continuation payments shall not be subject to forfeiture or reduction, except as provided in paragraph 11 and except in the following circumstances:

(a) Salary continuation payments shall be reduced on a dollar-per-dollar basis by amounts earned by Employee for services performed by Employee after the one-year anniversary of the Termination Date if such services would have been prohibited under paragraph 8.A had such services been performed during the first twelve (12) months after the Termination Date;

(b) Salary continuation payments made on account of Employee’s death shall be reduced on a dollar-per-dollar basis by any amounts actually received by Employee’s estate, survivors, or other beneficiaries pursuant to any life insurance contract purchased by the Company and under which all premiums have been paid solely by the Company or its affiliates; and

(c) Salary continuation payments made on account of Employee’s Disability shall be reduced on a dollar-per-dollar basis by any amounts actually received by Employee under a Company-sponsored disability benefit plan for which the cost of Employee’s coverage has been paid solely by the Company or its affiliates, provided that such plan covers a substantial number of the Company’s employees and was established before Employee incurred a Disability. In no event shall the reduction described in this paragraph 6(i)(c) modify in any way the time for payment of the salary continuation payments.

(ii) If Employee’s Termination Date is after the end of the Company’s fiscal year but prior to the payment date of any bonus under the Incentive Bonus Plan for such fiscal year, the Company shall pay Employee the portion of the Target Bonus earned by Employee for such fiscal year according to the terms of the Incentive Bonus Plan (i.e., based on the Company’s applicable performance level), without regard to any requirement in the Incentive Bonus Plan otherwise requiring Employee to remain employed through the bonus payment date. In addition, Employee shall be eligible to receive a pro rated bonus under the Incentive Bonus Plan for the fiscal year of the Company in which such termination of employment occurs, without regard to any requirement in the Incentive Bonus Plan otherwise requiring Employee to remain employed through the bonus payment date, based on the number of completed weeks during the applicable fiscal year through Employee’s Termination Date and further based on the Company’s applicable performance level for the fiscal year. Any such payment shall be made to Employee at the same time the Company makes payments to other participants in the Incentive Bonus Plan. Notwithstanding the preceding or any provision of the Incentive Bonus Plan to the contrary, any bonus payment pursuant to the Incentive Bonus Plan payable to Employee under the terms of that plan and/or this Agreement shall be paid as soon as administratively practicable following the end of the relevant performance period but in no event later than two and one half (2 1/2) months following the end of the Company’s fiscal year in which the relevant performance period ends.

(iii) The Company shall pay Employee a single lump sum cash payment equal to the total premiums Employee would be required to pay for eighteen (18) months of COBRA continuation coverage under the Company’s health benefit plan (i.e., medical, dental and vision coverage), determined using the COBRA premium rate in effect for the level of coverage that Employee has in place immediately prior to the Employee’s Termination Date (the “COBRA Payment”). Employee shall not be required to purchase COBRA continuation coverage in order to receive the COBRA Payment, nor shall Employee be required to apply the COBRA Payment towards any payment of applicable premiums for COBRA continuation coverage. The payment shall be made on the sixtieth (60th) day following Employee’s Termination Date (except as otherwise required by Paragraph 19).

Such payments and benefits provided by the Company to Employee as set forth in Paragraphs 6(i), (ii), and (iii) are herein called “Termination Compensation” and are subject to forfeiture as set forth below in Paragraphs 8 and 11.

7. Severance Upon Termination Without Cause Within Two Years Following a Change in Control. Subject to the provisions of this Agreement, in the event of the termination of Employee’s employment (a) by the Company without Cause, (b) by Employee for Good

Reason, (c) following Employee’s Disability or (d) upon Employee’s death, in each case within twenty-four (24) months after a Change in Control, the Company shall provide Employee with the following severance benefits:

(i) The Company shall pay to Employee in a lump sum in cash on the sixtieth (60th) day following Employee’s Termination Date (except as otherwise required by Paragraph 19) an amount equal to the product of (x) thirty-six (36) and (y) the sum of (A) Employee’s base monthly salary at the highest annual rate in effect during the period beginning immediately prior to the Change in Control through the date of Employee’s termination of employment and (B) the monthly equivalent of the average of the bonuses, if any, paid or payable to Employee under the Incentive Bonus Plan for each of the three (3) fiscal years preceding the fiscal year in which Employee’s termination of employment occurs (or such fewer number of fiscal years for which Employee was eligible to receive a bonus under the Incentive Bonus Plan).

(ii) The Company shall pay Employee a single lump sum cash payment equal to the total premiums Employee would be required to pay for eighteen (18) months of COBRA continuation coverage under the Company’s health benefit plan (i.e., medical, dental and vision coverage), determined using the COBRA premium rate in effect for the level of coverage that Employee has in place immediately prior to the Employee’s Termination Date. Employee shall not be required to purchase COBRA continuation coverage in order to receive the COBRA Payment, nor shall Employee be required to apply the COBRA Payment towards any payment of applicable premiums for COBRA continuation coverage. The payment shall be made on the sixtieth (60th) day following Employee’s Termination Date (except as otherwise required by Paragraph 19).

Employee’s right in connection with or following a Change in Control to receive a pro rata bonus under the Incentive Bonus Plan or any other incentive compensation program under the 2006 Incentive Plan shall be determined in accordance with the provisions of Section 15.7 or such successor provisions of the 2006 Incentive Plan.

8. Restrictive Covenants; Non-Disclosure Obligations; Forfeiture of Termination Compensation. Employee and the Company understand and agree that the purpose of the provisions of this Paragraph 8 is to protect the legitimate business interests of the Company, especially within the multi-merchandise retail industry, in light of Employee’s leadership position with the Company and exposure and access to Confidential Company Information and Trade Secrets. Employee and the Company further agree and understand that the multi-merchandise retail industry and the Company’s Business are national in scope and that the Company has plans to expand the Company’s Business internationally. Employee acknowledges that the employment and post-employment restrictions set forth in this Paragraph 8 are therefore reasonable to legitimately protect the Company’s Business, and do not, and will not, unduly impair Employee’s ability to earn a living during or after Employee’s employment with the Company. As a result of Employee’s educational background, prior work experience, and Employee’s employment and position with the Company, Employee possesses general skills and knowledge enabling Employee, if need be, to pursue profitable work in businesses not competitive with the Company’s Business.

Therefore, in consideration of good and valuable consideration to which Employee was not previously entitled, including, without limitation, as is set forth in Paragraph 1.B above, Employee agrees as follows:

A. Covenant Not to Compete.

i. Employee agrees that during Employee’s employment with the Company and for the period of twelve (12) months immediately following Employee’s Termination Date (such period not to include any period(s) of violation) (the “Restricted Period”), Employee shall not, without the prior written authorization of the Board of Directors of the Company: (a) accept, obtain, or hold a position as an employee, consultant, agent or contractor or invest in or provide financing to a Competitor within the Restricted Territory; or (b) perform any services within the Restricted Territory for a Competitor that are the same as or substantially similar to any services Employee performed for the Company in the course of Employee’s employment with the Company.

ii. Should Employee violate any of the provisions of Paragraph 8.A(i), the Company shall be entitled to remedies set forth in Paragraph 11 hereof, as well as to all other remedies allowed by law.

iii. Notwithstanding the foregoing, Employee may, solely as a passive investor, own capital stock of a publicly held corporation, which is actively traded in the over-the-counter market or is listed and traded on a national securities exchange, which constitutes or is affiliated with a Competitor, so long as Employee’s ownership is not in excess of five percent (5%) of the total outstanding capital stock of the Competitor.

B. Non-Solicitation of Company Employees.

i. Employee understands and agrees that the relationship between the Company and each of its employees constitutes a valuable asset of the Company and may not be converted to Employee’s own use or benefit, or for the use or benefit of any other third party. Accordingly, Employee hereby agrees that during Employee’s employment and during the Restricted Period, Employee shall not, without the prior written consent of the Board of Directors, directly or through any other person: (A) solicit or recruit for employment; hire; attempt to solicit or recruit for employment; attempt to hire; or accept as an employee, consultant, contractor, or otherwise, any Company employee; or (B) urge; encourage; induce; or attempt to urge, encourage, or induce, any Company employee to terminate his or her employment with Company (unless such encouragement occurs within the scope of Employee’s duties for the Company and for the Company’s benefit); or (C) otherwise interfere with the Company’s relationship with any Company employee.

ii. Should Employee violate the provisions of Paragraph 8.B(i), the Company shall be entitled to remedies set forth in Paragraph 11 hereof, as well as to all other remedies allowed by law.

C. Non-Disclosure of Confidential Company Information; Trade Secret Protections. Employee recognizes and acknowledges that during the course of Employee’s employment, the Company has provided and will continue to provide Employee with exposure and access to Confidential Company Information and Trade Secrets of the Company, or confidential information belonging to other third parties who may have furnished such information to the Company under obligations of confidentiality. Employee, therefore, agrees that during Employee’s employment with the Company and at all times after Employee’s Termination Date, Employee shall not disclose any such Confidential Company Information or Trade Secrets, or other information subject to an obligation of the Company to keep confidential, to any third party not employed by or otherwise expressly affiliated with the Company for any reason or purpose whatsoever, and shall not use such Confidential Company Information or Trade Secrets except on behalf of the Company. Notwithstanding the preceding, nothing in this Agreement shall prohibit Employee from any disclosure required by applicable law or regulation or valid legal process, provided Employee, to the fullest extent permitted by applicable law, provides the Company advance notice of any potential disclosure under this sentence and cooperates with the Company, at its expense and to the extent lawful, in seeking appropriate protections from or limitations to such disclosure.

D. Employee Acknowledgement. Employee acknowledges and agrees that (i) the restrictive covenants in this Paragraph 8 are reasonable in time, territory and scope, and in all other respects; (ii) should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement; and (iii) if any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, definition of activities or definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be redefined, or a new enforceable term provided, such that the intent of the Company and Employee in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws. The restrictive covenants contained herein shall be construed as agreements independent of any other provision in this Agreement and the existence of any claim or cause of action of Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of this restrictive covenant. Any decision in one state or jurisdiction invalidating or holding unenforceable any provision of this Paragraph 8 shall not be binding in any other state or jurisdiction.

9. Other Post-Termination Covenants.

A. Employee agrees that Employee shall resign and does resign from all positions as an officer and director of the Company and from any other positions affiliated with the Company, with such resignations to be effective upon Employee’s Termination Date.

B. For a period of 12 months following Employee’s Termination Date, Employee covenants to provide further advice and assistance to the Company as may be reasonably requested from time to time, and to provide all information available to Employee on matters handled by and through Employee while employed by the Company or of which Employee has personal knowledge by making available to the Company at reasonable times and circumstances, upon request by the Company, information pertinent to its operations in Employee’s possession; provided that Employee shall be paid reasonable compensation by the Company in the event Employee is required to expend substantial time in the performance of such services; provided that Employee may perform such services in a manner that does not unreasonably interfere with Employee’s schedule or other employment obtained by Employee; and provided that Employee shall be reimbursed for any expenses reasonably incurred by Employee in the performance of the covenants herein set forth in this Paragraph 9.B.

C. In addition, Employee agrees that he will, following his Termination Date, reasonably cooperate with and provide reasonable assistance to the Company and its legal counsel in connection with any litigation (including arbitration or administrative hearings) or investigation affecting the Company, in which, in the reasonable judgment of the Company’s counsel, Employee’s assistance or cooperation is needed. Employee shall, when requested by the Company, provide testimony or other reasonable assistance and shall travel at the Company’s request in order to fulfill this obligation. In connection with such litigation or investigation, the Company shall accommodate to the fullest extent practicable Employee’s schedule, shall reimburse Employee (unless prohibited by law) for any actual loss of wages in connection therewith, shall provide Employee with reasonable notice in advance of the times in which Employee’s cooperation or assistance is needed, and shall reimburse Employee for any reasonable expenses incurred in connection with such matters.

10. Delivery of Property upon Termination. Upon Employee’s Termination Date, Employee shall, as soon as possible but no later than two (2) days from Employee’s Termination Date, surrender to the Company all Confidential Company Information and Trade Secrets in Employee’s possession and return to the Company all Company property in Employee’s possession or control, including but not limited to, all paper records and documents, laptop(s) computer disks, flash drives, and access cards and keys to any Company facilities.

11. Enforcement of Restrictions in Paragraphs 8 and 9. Because Employee’s services to the Company are special and unique and because Employee has been exposed to and has had access to Confidential Company Information and Trade Secrets, Employee and the Company agree that any breach or threatened breach of the provisions of Paragraphs 8.A(i), 8.B(i), 8.C, and 9 would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company. In the event of a breach or threatened breach of Paragraphs 8.A(i), 8.B(i), 8.C, or 9 of this Agreement, the Company or its successors or assigns may, in addition to any other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance; temporary, preliminary, and permanent injunctive relief; expedited discovery; or other equitable relief in order to enforce or prevent any violations of any such provisions (without posting a bond or other security). The Company shall be specifically entitled to an injunction restraining Employee from disclosing any Confidential Company Information or Trade Secrets, and, further, from accepting or continuing any employment with or rendering any services, or continuing to render services, to any such third-party to whom any Confidential Company Information or Trade Secret has been disclosed or is threatened to be disclosed by Employee.

In addition to the foregoing and not in any way in limitation thereof, or in limitation of any right or remedy otherwise available to the Company, if Employee violates any provision of Paragraphs 8.A(i), 8.B(i), 8.C, and 9 of this Agreement: (i) any compensation, benefits and/or Termination Compensation then or thereafter due from the Company to Employee under this Agreement shall be terminated forthwith; (ii) the Company’s obligation to pay or provide and Employee’s right to receive such post-separation compensation, benefits and/or Termination Compensation under this Agreement shall terminate and be of no further force or effect; and (iii) upon demand by the Company, Employee shall repay to the Company any such post-separation compensation, benefits and/or Termination Compensation previously paid by the Company under this Agreement; in each case without limiting or affecting Employee’s obligations under such Paragraphs 8.A(i), 8.B(i), 8.C, or 9 or the Company’s other rights and remedies available at law or in equity, and provided that $20,000.00 of such compensation, benefits and/or Termination Compensation shall be retained by Employee representing the consideration Employee received in exchange for Employee’s release and waiver of rights or claims under Paragraph 13 of this Agreement.

12. Employee’s Disclosure Obligation. Employee shall notify any prospective employer with whom Employee seeks to be employed of the restrictive covenants included in this Agreement. Absent such notification by Employee, the Company may provide the prospective employer with notification.

13. Waiver and Release. In consideration for the payments and benefits provided and to be provided hereunder, Employee agrees that Employee will, upon termination of employment, and in no event later than 60 days after Employee’s Termination Date, as a condition to the Company’s obligation to pay any severance benefits under this Agreement, deliver to the Company a fully executed release agreement in the form attached hereto as Appendix A (or as may be modified if required by applicable law to accomplish the purposes of Appendix A, and only to the extent so required) and which shall fully and irrevocably release and discharge the Company, its directors, officers, agents and employees from any and all claims, charges, complaints, liabilities of any kind, known or unknown, owed to Employee; provided, however, that the Company delivers to Employee an execution-ready version of such release no later than the seventh (7th) day following Employee’s Termination Date.

14. Special Provisions. This Agreement shall inure to the benefit of any successor to or assignee of the Company. No waiver by either party of any breach by the other of any provision hereof shall be deemed to be a waiver of any later or other breach thereof or as a waiver of any such or other provision of this Agreement. If any provision of this Agreement shall be declared invalid or unenforceable as a matter of law, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement or of the remainder of this Agreement as a whole.

15. Complete Agreement. This Agreement sets forth all of the terms of the understanding between the parties with reference to the subject matter set forth herein and may not be waived, changed, discharged or terminated orally or by any course of dealing between the parties, but only by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought. This Agreement revokes and supersedes all prior or contemporaneous agreements, representations, promises and understandings, whether written or oral, between the parties related to the subject matter herein, including without limitation the Previous Employment Agreement.

16. Choice of Law; Consent to Jurisdiction.

A. This Agreement shall be governed by and construed under the substantive laws of the State of Delaware without regard to its choice of law or conflict of law principles.

B. Employee and the Company hereby expressly and irrevocably consent to the exclusive venue and jurisdiction of the United States District Court for the Western District of North Carolina, or any state court in Mecklenburg County, North Carolina for purposes of any action to enforce the provisions of paragraphs 8 or 9 as contemplated by paragraph 11.

C. Employee and the Company hereby expressly and irrevocably agree that all disputes between them other than those covered by paragraph 16.B (and, correspondingly, by paragraphs 8, 9 or 11) shall be submitted to binding arbitration for resolution in Charlotte, North Carolina in accordance with the rules and procedures of the Employment Arbitration Rules and Mediation Procedures of the American Arbitration Association then in effect. The Company and Employee shall each bear 50% of the costs of arbitration. The decision of the arbitrator(s) shall be final and binding upon the parties and shall be rendered pursuant to a written decision that contains a detailed recital of the arbitrator’s reasoning. Each party shall pay its own attorneys’ fees.

17. Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered, if mailed by registered, certified or express mail, postage prepaid, or if delivered to a recognized courier service, addressed to Employee at the address shown on the Company’s records for tax reporting purposes or addressed to the Company as follows (or in either case to such other address as one party shall give the other in the manner provided herein):

Family Dollar Stores, Inc.	Lead Director of the Board
Post Office Box 1017
Charlotte, NC 28201-1017

With copy to:	General Counsel
Family Dollar Stores, Inc.
Post Office Box 1017
Charlotte, NC 28201-1017

18. Section 280G Policy. In accordance with the Family Dollar Stores, Inc. Policy Regarding Tax Adjustments for Certain Severance Benefits, dated November 18, 2008, notwithstanding anything in this Agreement or the 2006 Incentive Plan to the contrary, in the event it shall be determined that any payment or distribution of any type to Employee, pursuant to this Agreement or the 2006 Incentive Plan, is or will be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax, such payments shall be reduced (but not below zero) if and to the extent that such reduction would result in Employee retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the imposition of the excise tax), than if Employee received all of the payments. The Company shall reduce or eliminate the payments, by first reducing or eliminating the portion of the payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination. All determinations concerning the application of this Section shall be made by a nationally recognized firm of independent accountants or any nationally recognized financial planning and benefits consulting company, selected by the Company and reasonably satisfactory to Employee, whose determination shall be conclusive and binding on all parties. The fees and expenses of such accountants shall be borne by the Company. The Company shall hold in confidence and not disclose, without Employee’s prior written consent, any information with regard to Employee’s tax position which the Company obtains pursuant to this provision.

19. Compliance with Code Section 409A. It is intended that any payment or benefit which is provided pursuant to or in connection with this Agreement which is considered to be nonqualified deferred compensation subject to Code Section 409A shall be paid and provided in a manner, and at such time, including without limitation payment and provision of benefits only in connection with the occurrence of a permissible payment event contained in Code Section 409A (e.g. death, disability, separation from service from the Company and its affiliates as defined for purposes of Code Section 409A), and in such form, as complies with the applicable requirements of Code Section 409A to avoid the unfavorable tax consequences provided therein for non-compliance. In connection with effecting such compliance with Code Section 409A, the following shall apply:

A. Notwithstanding any other provision of this Agreement, the Company is authorized to amend this Agreement, to void or amend any election made by Employee under this Agreement and/or to delay the payment of any monies and/or provision of any benefits in such manner as may be determined by it to be necessary or appropriate to comply, or to evidence or further evidence required compliance, with Code Section 409A (including any transition or grandfather rules thereunder); provided, however, that before the Company may take any of such actions, the Company shall provide notice to Employee reasonably in advance of such actions explaining the basis for its determination that such actions are necessary and appropriate.

B. Neither Employee nor the Company shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any manner which would not be in compliance with Code Section 409A (including any transition or grandfather rules thereunder).

C. If Employee is a specified employee for purposes of Code Section 409A(a)(2)(B)(i), any payment or provision of benefits that is nonqualified deferred compensation subject to Code Section 409A and that is made in connection with a separation from service payment event (as determined for purposes of Code Section 409A) shall not be paid prior to the earlier of (x) the expiration of the six-month period measured from the date of Employee’s separation from service or (y) the date of Employee’s death (the “409A Deferral Period”). In the event such payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. In the event benefits are required to be deferred, any such benefit may be provided during the 409A Deferral Period at Employee’s expense, with Employee having a right to reimbursement from the Company once the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled.

D. For purposes of this Agreement, all rights to payments and benefits hereunder shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Code Section 409A. If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment. In the event any payment payable upon termination of employment would be exempt from Code Section 409A under Treas. Reg. § 1.409A-1(b)(9)(iii) but for the amount of such payment, the determination of the payments to Employee that are exempt under such provision shall be made by applying the exemption to payments of deferred compensation based on chronological order beginning with the payments paid closest in time on or after such termination of employment.

E. For purposes of determining time of (but not entitlement to) payment or provision of deferred compensation under this Agreement under Code Section 409A in connection with a termination of employment, termination of employment will be read to mean a “separation from service” within the meaning of Code Section 409A.

F. With respect to any payments or benefits provided to Employee under this Agreement which are subject either in whole or in part to Code Section 409A, the Company shall discharge its obligations under this Agreement with respect to such payments or benefits in compliance with all applicable requirements of Code Section 409A. If Employee incurs any taxes or interest as a result of failure by the Company or any agent of the Company to discharge its obligations under this Agreement in compliance with the requirements of Code Section 409A, the Company shall reimburse Employee in full for the amount of such taxes and interest (and for the amount of any additional taxes payable with respect to such reimbursement) so that

Employee is restored to the same after-tax position in which Employee would have been in had the noncompliance with Code Section 409A not occurred.

G. With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits that are subject to Code Section 409A, except as permitted by Code Section 409A, (x) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (y) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year of Employee shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year of Employee, provided that the foregoing clause (y) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with the Company’s reimbursement policies but in no event later than Employee’s taxable year following Employee’s taxable year in which the related expense is incurred.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement all as of the day and year first above written.

FAMILY DOLLAR STORES, INC.

By:	/s/ Mark R. Bernstein

Title:	Lead Director

EMPLOYEE

/s/ Howard R. Levine

Appendix A

Form of Release (“Release”)

, (“Executive”), for himself, and his assigns, heirs and executors and for all persons claiming by or through him, does hereby forever and unconditionally release Family Dollar Stores, Inc. (the “Company”) together with its affiliated corporations or entities and their benefit plans, and each of their respective past or present officers, directors, executives, employees, agents and attorneys, from any and all claims or obligations whether known or unknown, arising out of any matter, cause or thing occurring before the date hereof, including without limitation all claims relating to or arising out of Executive’s employment with the Company, alleged discrimination (including age discrimination), retaliation, harassment, compensation, benefits, perquisites, severance, outplacement, vacation pay, automobile expense, business expenses, reimbursements of any kind, attorney’s fees, wages or bonuses owed to him, and all claims or obligations arising out of his departure from the Company. This Release covers any injuries, damages or claims not now known by Executive that arise in any way out of events occurring prior to the date of the execution of this Release. Provided, however, this Release shall not include any claims relating to (i) the obligations of the Company to Executive that expressly continue and survive under the Employment Agreement dated December , 2012 (or any authorized amendment thereto); (ii) the Company’s obligation to indemnify Executive under and pursuant to its existing indemnity policies; (iii) Executive’s vested and accrued rights under the Company’s employee benefit plans; (iv) Executive’s vested and accrued rights under the Company’s long-term and annual incentive plans or (v) any rights or obligations of the Company that cannot be released under applicable law.

Executive is advised of his right to have legal counsel review the terms of this Release, and is provided a period of twenty-one (21) days in which to execute this Release. Executive understands that he may execute this document prior to the expiration of twenty-one (21) days from the date it has been presented to him. This Release will not become effective until seven (7) days after the date signed by Executive. Executive shall have a period of seven (7) days to revoke his agreement to the provisions hereof. In the event that Executive revokes his execution of this Release, all terms hereof will be null and void.

Executive represents that he (i) has had a reasonable amount of time in which to review and consider this Release prior to signature, (ii) has in fact read the terms of this Release, (iii) has the full legal capacity to enter into this Release and has had the opportunity to consult with legal counsel before signing this Release, (iv) fully and completely understands the meaning, intent, and legal effect of this Release, and (v) has knowingly and voluntarily executed this Release.

This Release is being provided by Executive under and pursuant to the terms of the Employment Agreement dated December , 2012 (or any authorized amendment thereto), as a condition to the receipt of valuable compensation and benefits not otherwise owed by the Company to Executive.

This the day of , 20 .

[Executive’s Signature]